(LOGO) GMAC Commercial Mortgage

Report of Management

As of and for the  year  ended  December  31,  1999,  GMAC  Commercial  Mortgage
Corporation (the "Company") has complied in all material respects with the minimum servicing standards set forth in the Company's minimum servicing standards (attached), which were derived from the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, GMAC Commercial Mortgage Corporation had in effect a General Motors Corporation Fidelity bond of $150 million and a GMAC Commercial Mortgage Corporation errors and omissions policy in the amount of $50 million.

Joseph A. Funk
Senior Vice President
Managing Director of Servicing

February 29, 2000


650 Dresher Road * P.O. Box 1015 * Horsham, PA 19044-8015 * Fax: 215 328-3478